HypoVereinsbank

02055801

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, October 29th, 2002

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated August 7th, 2002 commenting on HypoVereinsbank's plans of the full purchase of HVB Real Estate Bank AG
- Investor Relations Release dated October 23rd, 2002 commenting on Dieter Rampl to be new Speaker for HVB Group and nine-months-results

You will receive each of the items listed above in German and English language.

Very truly yours,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Sabine Rückert
Title: IR Manager

SEC MAIL RECEIVED PROCESSING NOV 07 2002 WASH. D.C. 155 SECTION

Enclosures

11/18

Group Investor Relations Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **AUGUST 7, 2002**

HypoVereinsbank plans the full purchase of HVB Real Estate Bank AG and offers remaining shareholders of HVB Real Estate Bank AG € 21 per share – approx. 50% premium on share price of August 6, 2002

- HypoVereinsbank intends to make remaining shareholders of HVB Real Estate Bank AG an offer to purchase their shares at a price of € 21 per share. Based on the closing price of August 6, 2002 this is a premium of approx. 50% per HVB Real Estate Bank-share.

- HypoVereinsbank thus would like to increase its current stake of 80,76% to 100%. This step is a logical consequence of the bundling of commercial real estate finance core activities of the HVB Group under one roof. This will tighten the Group structure still further.

- In September 2001 HVB Real Estate Bank AG was introduced to the market as a result of the merger of three mortgage banks in the majority held by HypoVereinsbank. Due to the small number of actually traded free shares of HVB Real Estate Bank AG, a stock market listing is no longer meaningful in view of the shares´ limited liquidity and the strategic and operative influence of HypoVereinsbank. Also in terms of company law, the purchase of the shares from

the remaining shareholders will establish a basis for closer interdependence and bundling of HVB Group´s commercial real estate finance activities in the business segment HVB Real Estate.

- Total amount for the purchase of HVB Real Estate Bank-shares – full acceptance of the offer provided - will be around € 210 million and will be funded from the existing core capital of HypoVereinsbank.

- According to the law governing the acquistion and the purchase of securities (WpÜG), the official voluntarily purchase offer to the remaining shareholders of HVB Real Estate Bank AG should be made in the second half of September after BAFin has examined and approved the offer document.

- The offer document will be published on our IR-website www.hvbgroup.com/ir in given time.

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **7. AUGUST 2002**

HypoVereinsbank plant vollen Erwerb der HVB Real Estate Bank AG und bietet den außenstehenden Aktionären der HVB Real Estate Bank AG € 21,- je Aktie an – Prämie von rd. 50% auf den Kurs vom 06.08.2002

- Die HypoVereinsbank beabsichtigt, den außenstehenden Aktionären der HVB Real Estate Bank AG ein Angebot zum Erwerb ihrer Aktien zu einem Preis von € 21,- je Aktie zu unterbreiten. Bezogen auf den Schlusskurs vom 06.08.2002 bedeutet dies eine Prämie von rd. 50% je HVB Real Estate Bank AG-Aktie.

- Die HypoVereinsbank möchte damit ihre Beteiligung von derzeit 80,76% auf möglichst 100% erhöhen. Dieser Schritt ist die logische Konsequenz der Bündelung der kommerziellen Real Estate Finance-Kernaktivitäten der HVB Group in einer Hand. Die Konzernstruktur wird damit weiter gestrafft.

- Im September 2001 ging die HVB Real Estate Bank AG als Ergebnis der Fusion dreier Hypothekenbanken im Mehrheitsbesitz der HypoVereinsbank an den Markt. Aufgrund der geringen Anzahl der tatsächlich gehandelten freien Aktien der HVB Real Estate Bank AG ist eine Börsennotierung wegen der eingeschränkten Liquidität der Aktie und des strategischen und operativen Einflusses der HypoVereinsbank nicht mehr sinnvoll. Mit dem Erwerb der restlichen HVB Real Estate Bank AG-Aktien

von den außenstehenden Aktionären soll auch aktienrechtlich die Basis für eine weitere engere Verzahnung und Bündelung der kommerziellen Real Estate Finance-Aktivitäten der HVB Group im Geschäftsfeld HVB Real Estate geschaffen werden.

- Der Gesamtbetrag für den Erwerb der HVB Real Estate Bank AG-Aktien beträgt - bei vollständiger Annahme des Angebots - rd. 210 Mio € und wird aus dem bestehenden Kernkapital der HypoVereinsbank dargestellt.

- Gemäß Wertpapiererwerbs- und Übernahmegesetz (WpÜG) soll das offizielle freiwillige Erwerbsangebot an die außenstehenden Aktionäre der HVB Real Estate Bank AG nach Prüfung und Freigabe der Angebotsunterlage durch das BAFin in der zweiten Septemberhälfte erfolgen.

- Die Angebotsunterlage wird zu gegebener Zeit auf unserer IR-Internetseite www.hvbgroup.com/ir veröffentlicht.

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **OCTOBER 23, 2002**

Dieter Rampl to be new speaker for HVB Group's Board of Managing Directors as of January 1, 2003 - Transformation of HVB Group with sharpening of competence profile – Start in 2003

- **The Board of Managing Directors appointed Mr. Dieter Rampl to be speaker of the Board of Managing Directors at yesterday's meeting. The Supervisory Board approved this decision in its meeting today.**
- **Dr. Albrecht Schmidt is appointed to be the chairman of the Supervisory Board as of January 1, 2003; Kurt F. Viermetz will take on the position of Deputy Chairman.**
- **HVB Group plans a stronger concentration on the European private and mid-cap business and separation of domestic commercial real estate finance business from the HVB Group**
- **Financial basis for the start in 2003 will be set in consolidated financial statements for 2002**
- **Analyst conference tomorrow at 12:00 noon in Munich on Group strategy (Dr. Albrecht Schmidt and Dieter Rampl) and on nine-months results for 2002 (Dr. Wolfgang Sprissler)**

Highlights: nine-months results

- After a loss of €447m in the third quarter, the cumulated 9-months results before taxes totals €264m (-75,8%)
- Increasing risk provisions by 85.5% as per September 30, 2002 to €2,476m due to a clear deterioration of the economic environment and a dramatic setback of the capital- and real estate markets
- Cost reduction per September 30, 2002 excluding restructuring costs by 6%, including restructuring costs by 3.3% to €5.545m; Q3 vs. Q2 reduced by 3.6% to €1, 777m, cost-cutting measures effective.
- Step-up cost-cutting initiatives with new target for cost basis of below €7.0 bn already in 2003 (former target: €7.5bn in 2004)

Transformation of HVB Group

- The HVB Group will focus its competence profile: new definition of business focus as a European private and mid-cap customer bank, supplemented by focused capital market business and structured financings.
- The value-added possibilities for our shareholders is strained by the heterogenity of current business models in the HVB Group (private -/corporate customers and trading business as well as commercial real estate finance).
- The HVB Group therefore wants to separate itself from its mortgage bank subsidiaries. The preferred model for separation is the spin-off of these operations as an independent "Real Estate" Group with a balance sheet sum of over €160bn . This model will be investigated until the end of this year. Also under consideration are alternatives such as the sale of parts of today 's real estate business segment and/or the merger with another specialist in the market.
- Private customer mortgage banking will remain a core product for distribution in the business segment Germany. Furthermore, the real estate structured finance business will become part of the business segment Corporates & Markets.
- Together with an additional package of measures to strengthen its business focus, the HVB Group will improve its capital ratios and its risk profile. By separating the Group's mortgage bank holdings, the Group's risk assets alone will be reduced by 14% to some € 300bn and the funding volume reduced by over 50% to approximately €20bn.
- The financial basis for the start in 2003 will be set in the consolidated financial statements for 2002.

Results after nine-months marked by difficult environment

After a weak third quarter, the HVB Group's income statement at September 30, 2002 is marked by underlying economic conditions which have deteriorated further, an expansion of the wave of insolvencies and an unexpectedly strong level of price deterioration on the capital markets.

Developments in detail:

Despite restructuring charges of €225m, **administrative expense**, at € 5,545m, remained 3.3% below the annual figure for the previous year. Adjusted for restructuring charges, administrative expense fell by 6%. The cost-income ratio (excluding restructuring costs) came to 70.2% (2001: 67.7%). Compared with the previous quarter, administrative expense is another 3.6% lower (€ 1,777m). Aside from stringent cost management, this decline is due to consistent adjustment of capacities: since the end of 2001 the number of branch offices has been reduced by 146 (6.5%) to 2,092. The number of employees has been reduced by 2,757 (4%) to 66,763. We have achieved two-thirds of our goal of staff reduction of 9,100 by 2004.

In view of the weak markets, dampened prospects for earnings, and increase of risk provisions, we will **strive harder to reduce costs**: We have increased total synergies by 2004 by €500m to €1.7bn. In addition, already in 2003 we are aiming to reach a cost level in the Group of below €7.0bn (instead of €7.5bn in 2004).

As for operating income, **net interest income** in the isolated third quarter (€1,633m) rose a gratifying 3.1% over the previous quarter. At €4,986m after nine months, however, it came to 5.7% below the prior-year figure. The causes, as already at the half-year, are the intentional reduction of risk assets, lower earnings from participations, and final consolidation and exchange rate effects. Due to lower earnings in securities and deposit banking business, **net commission income**, in line with the market trend, contracted by 6.7% to €2,026m. **Trading profit** developed satisfactorily: despite weak capital markets, it rose 3.8% to €493m. Adjusted for one-off effects, **total operating income** (€7,578m) shrank 4,3% compared with the first nine months of the previous year.

In the third quarter, the situation in terms of **provisions for loan losses** worsened additionally due to the unexpected strong deterioration of the economy leading to a higher number of insolvencies as well as rating downgrades of our customers. In this unusually difficult year we – on the basis of today's information – expect risk provision requirements of €3.3bn for the entire year. After nine months we have therefore raised risk provision to €2,476. We have increased the **coverage-ratio** for non-performing loans to 101% due to increased volatility on the risk-provision side compared with the end of 2001.

In the third quarter we achieved further sales proceeds and shed non-strategic holdings: **Net income from investments** after nine months came to €970m (prior year: € -11m).

Net income before taxes amounted to €264m (-75.8%), **net income after taxes** was €126m (-82.5%). **Profit** totaled €97m after deducting minority interests (-85,5%). The adjusted **IAS earnings per share** amounted to € 0.49 (prior-year period: €1.57), while return on equity, also adjusted for amortization of goodwill, was 1.8%.

In the course of the year, **risk assets** were reduced sharply by €12.5bn (-3.5%), among other things by securitization. The lending volume contracted 2% to €445bn. The **core capital ratio** (BIS) is 5.7% (2001: 6.0%).

Outlook

No fundamental improvement in earnings is to be expected by the end of the year, however, the introduced cost-cutting measures will clearly reduce administrative expenses further. We have enforced our cost-cutting program. If the markets remain weak - as we assume - and we do not introduce extraordinary measures, payment of the dividend will be questionable.

Analysts's Meeting tomorrow in Munich

12:00 noon (CET)

HypoVereinsbank AG, Munich
Arabellastrasse 14
Room "Grosser Gartensaal"

Dr. Albrecht Schmidt and Dieter Rampl on Strategic development of HVB Group
Dr. Wolfgang Sprissler on 9-months-results

The conference can be followed live on the Internet at
www.hvbgroup.com/ir

Alternatively, you can follow the conference by telephone

dial-in numbers:
German language 0049-(0)69-50070270
English language 0044-208-2408242

Financial Highlights

	1/1- 9/30/2002	2001
KEY INDICATORS (IN %)		
Return on equity after taxes (adjusted for goodwill)	1.8	6.5
Return on equity after taxes	0.7	4.9
Cost-Income-Ratio (based on operating revenues)	73.2	68.5
Ratio of net commission income to operating revenues	26.7	25.5
EARNINGS	**1/1- 9/30/2002**	**1/1-9/30/2001**
Operating profit (in m €)	- 443	1,368
Income before taxes (in m €)	264	1,093
Income after taxes (in m €)	126	722
IAS earnings per share (in €)	0.18	1.24
IAS earnings per share (adjusted for goodwill in €)	0.49	1.57
BALANCE SHEET FIGURES (in bn €)	**9/30/2002**	**12/31/2001**
Total assets	714.2	728.2
Total lending volume	445.0	454.3
Shareholders' equity	17.3	25.1
KEY CAPITAL RATIOS AS PER BIS	**9/30/2002**	**12/31/2001**
Core capital ratio (in bn €)	20.2	21.7
Total equity (in bn €)	35.4	41.5
Risk assets (in bn €)	352.	365.1
Core capital ratio (in %)	5.7	6.0
Total equity ratio (in %)	9.2	10.3
Share information	**1/1 –9/30/2002**	**2001**
Share price: Reporting date (in €)	13.42	34.32
High (in €)	42.55	68.06
Low (in €)	13.42	27.40
Market capitalization (in bn €)	7.2	18.4
	9/30/2002	**12/31/2001**
Employees	66,763	69,520
Offices	2,092	2,238

Income Statement
January 1 to September 30, 2002

in m €	Notes	1/1 – 9/30 2002	1/1-9/30 2001	change in m €	change in %
Interest income		24,983	30,307	- 5,324	- 17.6
Interest expense		19,997	25,020	- 5,023	- 20,1
Net interest income	2	4,986	5,287	- 301	- 5.7
Provisions for losses on loans and advances	3	2,476	1,335	1,141	85.5
Net interest income after provisions for losses on loans and advances		2,510	3,952	- 1,442	- 36.5
Fee and commission income		2,472	2,650	- 178	- 6.7
Fee and commission expense		446	478	- 32	- 6.7
Net commission income	4	2,026	2,172	- 146	- 6.7
Net trading profit	5	493	475	18	3.8
General administrative expenses	6	5,545	5,735	- 190	- 3.3
Balance of other operating income and expenses	7	73	504	- 431	- 85.5
Operating Profit		**- 443**	**1,368**	**- 1,811**	**>- 100.0**
Net income from investments		970	- 11	981	>+100.0
Amortization of goodwill		164	172	- 8	- 4.7
Balance from other income and expenses	8	- 99	- 92	- 7	- 7,6
Profit from ordinary activities/Pre-tax profit		**264**	**1,093**	**- 829**	**- 75.8**
Income taxes		138	371	- 233	- 62.8
Net income after taxes		**126**	**722**	**- 596**	**- 82.5**
Minority interest in net income		- 29	- 55	26	47.3
Consolidated profit		**97**	**667**	**- 570**	**- 85.5**

in €		1/1 – 9/30 2002	1/1-9/30 2001
Earnings per share (adjusted for goodwill)	9	0.49	1.57
Earnings per share	9	0.18	1.24

Balance Sheet at September 30, 2002

ASSETS in m €	Notes	9/30/2002	12/31/2001	Change in m €	in %
Cash reserves		7,867	8,036	- 169	- 2.1
Assets held for trading purposes	10	77,794	69,210	8,584	- 12.4
Placements with, and loans and advances to, other banks	11	89,836	89,499	337	0.4
including:					
Mortgage loans		392	384	8	2.1
Municiple loans		22,665	23,395	- 730	- 3.1
Loans and advances to customers	11	417,963	431,060	- 13,097	- 3.0
including:					
Mortgage loans		174,997	174,607	390	0.2
Municiple loans		61,844	64,477	- 2,633	- 4.1
Provisions for losses on loans and advances	12	- 14,193	- 12,852	- 1,341	- 10.4
Investments	13	104,954	114,493	- 9,539	- 8.3
Property, plant and equipment		3,960	4,736	- 776	- 16.4
Intangible assets		3,501	3,634	- 133	- 3.7
Other assets		22,478	20,354	2,124	10.4
TOTAL ASSETS		**714,160**	**728,170**	**- 14,010**	**- 1.9**

Balance Sheet at September 30, 2002

SHAREHOLDERS' EQUITY AND LIABILITIES in m €	Notes	9/30/2002	12/31/2001	Change in m €	Change in %
Deposits from other banks including : Registered mortgage bonds and public-sector bonds in issue	14	146,732 11,535	145,170 10,546	1,562 989	1.1 9.4
Amounts owed to other depositors including: Registered mortgage bonds and public-sector bonds in issue	15	204,309 43,165	215,404 43,742	- 11,095 - 577	- 5.2 - 1.3
Promissory notes and other liabilities evidenced by paper including: Registered mortgage bonds and public-sector bonds in issue	16	244,187 139,793	256,421 136,028	- 12,234 3,765	- 4.8 2.8
Liabilities held for trading purposes		44,495	29,150	15,345	52.6
Provisions and accruals	17	9,442	9,490	- 48	- 0.5
Other liabilities		22,364	20,888	1,476	7.1
Subordinated capital	18	23,770	23,487	283	1.2
Minority interest		1,592	3,050	- 1,458	- 47.8
Shareholders' Equity		17,269	25,110	- 7,841	- 31.2
Subscribed capital		1,609	1,609	0	0.0
Additional paid-in capital		13,142	13,133	9	0.1
Retained earnings		4,225	4,326	- 101	- 2.3
Change in valuation of financial instruments		- 1,804[1]	5,585	- 7,389	>-100.0
Consolidated profit 2001		0	457	- 457	>-100.0
Profit 1/1 – 9/30/2002		97	0	97	>+100.0
Total Shareholders' Equity and Liabilities		**714,160**	**728,170**	**- 14,010**	**- 1.9**

[1] as per Oct. 21, 2002 the AfS-reserves were positive again

Segment Reporting

Segment Reporting according to new business segments

in m €	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Real Estate Workout	Other/ Consolida-tion	Group
Net interest income								
1/1-9/30/2002	1,792	1,517	1,093	914	57	- 8	- 379	4,986
¾ of 2001	1,810	1,529	1,186	1,227	66	- 6	- 314	5,498
Provisions for losses on loans and advances								
1/1-9/30/2002	697	407	681	677	14	0	0	2,476
¾ of 2001	443	478	445	301	17	- 105	- 23	1,556
Net commission income								
1/1-9/30/2002	706	693	81	351	306	1	- 112	2,026
¾ of 2001	890	668	50	353	332	--	- 135	2,158
Net trading profit								
1/1-9/30/2002	2	22	- 3	423	2	--	47	493
¾ of 2001	15	77	- 1	290	1	--	62	444
General administrative expenses								
1/1-9/30/2002	2,124	1,687	424	919	309	29	53	5,545
¾ of 2001	2,129	1,840	475	1,010	329	38	- 20	5,801
Balance of other operating income and expenses								
1/1-9/30/2002	17	12	22	24	- 3	- 5	6	73
¾ of 2001	11	26	44	4	285	1	- 7	364
Profit from ordinary activities								
1/1-9/30/2002	- 304	150	88	116	39	- 41	- 491	- 443
¾ of 2001	154	- 18	359	563	338	62	- 351	1,107
Net income from investments								
1/1-9/30/2002	- 23	- 21	35	- 23	- 2	--	1,004	970
¾ of 2001	- 1	- 8	53	- 30	--	- 104	488	398

Amortization of goodwill								
1/1-9/30/2002	22	54	3	42	12	--	31	164
¾ of 2001	100	53	2	38	11	--	37	241
Balance of other income and expenses								
1/1-9/30/2002	- 2	- 2	- 1	- 8	- 1	- 75	- 10	- 99
¾ of 2001	- 10	- 8	- 4	- 5	- 1	- 52	- 22	- 102
Profit from ordinary activities/ Pre-tax profit								
1/1-9/30/2002	- 351	73	119	43	24	- 116	472	264
¾ of 2001	43	- 87	406	490	362	- 94	78	1,162
of which: Bank Austria Group								
1/1-9/30/2002		73		39	13		23	148
¾ of 2001		- 87		187	10		130	240

KEY RATIOS, BY DIVISION

in %	Germany	Austria and CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Real Estate Workout [1]	Group
Cost-Income-Ratio (based on operating earnings)							
1/1-9/30/ 2002	84.4	75.2	35.5	53.7	85.4	--	73.2
1/1-12/31/2001	78.1	80.0	37.1	53.9	48.1	--	68.5
Return on equity after taxes, net of amortization of goodwill							
1/1-9/30/2002	- 6.2	3.5	2.3	1.8	11.8	--	1.8
1/1-12/31/2001	3.2	- 1.1	6.8	10.3	127.5	--	6.5
Return on equity after taxes							
1/1-9/30/2002	- 4.7	1.3	1.6	0.8	4.8	--	0.7
1/1-12/31/2001	0.7	- 3.2	6.7	9.2	121.3	--	4.9

[1] Key ratios for the Real Estate Workout division have no economic significance.

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **23. OKTOBER 2002**

Dieter Rampl wird neuer Vorstandssprecher der HVB Group ab 1. Januar 2003 – Schärfung des Kompetenzprofils durch Transformation der HVB Group - Start 2003

- **Der Vorstand hat in seiner gestrigen Sitzung Herrn Dieter Rampl zum neuen Sprecher gewählt. Der Aufsichtsrat hat diese Entscheidung in der heutigen Sitzung zustimmend zur Kenntnis genommen.**
- **Dr. Albrecht Schmidt wird Vorsitzender des Aufsichtsrats ab 1. Januar 2003; Kurt F. Viermetz übernimmt das Amt des stellvertretenden Vorsitzenden**
- **HVB Group plant stärkere Konzentration auf das europäische Privat- und mittelständische Firmenkundengeschäft und Trennung des kommerziellen Real Estate Finance Geschäftes im Inland von der HVB Group**
- **Für den Start 2003 wird die finanzielle Basis im Konzernabschluß 2002 gelegt**
- **Analystenkonferenz morgen um 12:00 Uhr in München zur Strategie des Konzerns (Dr. Albrecht Schmidt und Dieter Rampl) und zum Neun-Monats-Ergebnis 2002 (Dr. Wolfgang Sprißler)**

Schlaglichter 9-Monats-Ergebnis

- Nach Verlust im dritten Quartal von -447 Mio € ergibt sich ein kumuliertes 9-Monats-Ergebnis vor Steuern von 264 Mio € (-75,8%)
- Aufstockung der Risikovorsorge per 30.09.02 um 85,5% auf 2.476 Mio € aufgrund deutlicher Konjunkturverschlechterung und eines dramatischen Einbruchs der Kapital- und Immobilienmärkte
- Kostenreduktion per 30.09.02 ohne Restrukturierungsaufwand um 6%, inkl. Restrukturierungsaufwand 3,3% auf 5.545 Mio € ; Q3 gegenüber Q2 um 3,6% auf 1. 777 Mio € reduziert, Kostensenkung greift
- Step-up Kostensenkungsmaßnahmen mit einem neuen Ziel für die Kostenbasis von unter € 7,0 Mrd bereits 2003 (altes Ziel 7,5 Mrd € in 2004)

Transformation der HVB Group

- Die HVB Group wird ihr Kompetenzprofil schärfen: Neubestimmung des Geschäftsfokus auf europäische Privat- und mittelständische Firmenkunden, ergänzt durch fokussiertes Kapitalmarktgeschäft und strukturierte Finanzierungen.
- Die Wertschöpfungsmöglichkeit für unsere Aktionäre wird durch die Heterogenität der derzeitigen, verschiedenen Geschäftsmodelle der HVB Group (Privat- /Firmenkunden und Handelsgeschäft sowie gewerbliche Immobilienfinanzierungen) belastet.
- Daher will die HVB Group die Trennung der Hypothekenbankbeteiligungen vornehmen. Präferiertes Modell zur Trennung ist die Abspaltung als eigenständiger "Real Estate"-Konzern mit einer Bilanzsumme von über 160 Mrd €. Diese Variante wird bis Ende dieses Jahres geprüft. Als Alternativen kommen aber auch der Verkauf von Teilen des heutigen Geschäftsfelds Real Estate und/oder die Fusion mit einem anderen Spezialisten im Markt in Betracht.
- Das private Immobilienfinanzierungsgeschäft bleibt Ankerprodukt für den Vertrieb im Geschäftsfeld Deutschland. Ebenso verbleibt das Real Estate Structured Finance Geschäft in der HVB und wird Teil des Geschäftsfelds Corporates & Markets.
- Zusammen mit einem weiteren Maßnahmenbündel zur Stärkung des Geschäftsfokus will die HVB Group sowohl ihre Kapitalquoten als auch ihr Risikoprofil verbessern. Mit der Trennung der Hypothekenbankbeteiligungen werden sich die Risikoaktiva des Konzerns allein um 14% auf rd. 300 Mrd € und das Fundingvolumen um über 50% auf rd. 20 Mrd € reduzieren.

- Die finanziellen Grundlagen für den Start 2003 werden im Konzernabschluss 2002 gelegt.

Ergebnis nach neun Monaten im Zeichen des schwierigen Umfelds

Nach schwachem dritten Quartal wird die Erfolgsrechnung der HVB Group zum 30. September 2002 von weiter verschlechterten ökonomischen Rahmenbedingungen, einer Ausweitung der Insolvenzwelle und einem unerwartet starken Kurseinbruch an den Kapitalmärkten geprägt.

Die Entwicklungen im Einzelnen:

Der **Verwaltungsaufwand** blieb – trotz Restrukturierungsaufwendungen von € 225 Mio – mit € 5.545 Mio € 3,3% unter dem Vorjahreswert. Bereinigt um Restrukturierungs-aufwendungen sank der Verwaltungsaufwand um 6%. Die Cost-Income-Ratio beträgt ohne Restrukturierungsaufwand 70,2% (2001: 67,7%). Im Vergleich zum Vorquartal geht der Verwaltungsaufwand um weitere 3,6% auf € 1.777 Mio zurück. Neben einem straffen Kostenmanagement hat hierzu auch die konsequente Anpassung der Kapzitäten beigetragen: Seit Ende 2001 ist die Zahl der Geschäftsstellen um 146 (6,5%) auf 2.092, die Anzahl der Mitarbeiter um 2.757 (4%) auf 66.763 zurückgegangen. Unser Ziel eines Stellenabbaus von 9.100 bis zum Jahr 2004 haben wir zu zwei Dritteln erreicht.

Aufgrund der angesichts schwacher Märkte gedämpften Ertragsperspektiven und der Aufstockung der Risikovorsorge werden wir den **Kostenabbau deutlich forcieren**: Die zu realisierenden Gesamtsynergien bis 2004 haben wir um € 500 Mio auf € 1,7 Mrd erhöht. Außerdem wollen wir bereits 2003 ein Kostenniveau im Konzern von unter € 7,0 Mrd (statt € 7,5 Mrd in 2004) erreichen.

Bei den operativen Erträgen konnte der **Zinsüberschuss** im isolierten dritten Quartal (€ 1.633 Mio) gegenüber dem Vorquartal erfreulich um 3,1% zulegen. Mit € 4.986 Mio nach neun Monaten liegt er aber 5,7% unter Vorjahr. Wie bereits zum Halbjahr sind der bewusste Abbau von Risikoaktiva, geringere Beteiligungserträge sowie Endkonsolidierungs- und Wechselkurseffekte ursächlich. Aufgrund niedrigerer Erträge im Wertpapier- und Depotgeschäft geht der **Provisionsüberschuss** im Markttrend um 6,7% auf € 2.026 Mio zurück. Zufriedenstellend ist die Entwicklung des **Handelsergebnisses**: Trotz schwacher Kapitalmärkte stieg es um 3,8% auf € 493 Mio.

Bereinigt um Sondereffekte sanken die **gesamten operativen Erträge** (€ 7.578 Mio) im Vergleich mit den ersten neun Monaten des Vorjahres um 4,3%.

Im dritten Quartal hat sich die Situation bei der **Kreditrisikovorsorge** angesichts der unerwartet deutlichen Verschlechterung der Konjunktur und damit weiter gestiegener Insolvenzzahlen sowie Ratingverschlechterungen unserer Kunden zusätzlich verschärft. In diesem außergewöhnlich schwierigen Jahr gehen wir heute von einem Vorsorgebedarf von € 3,3 Mrd für das Gesamtjahr aus. Nach neun Monaten haben wir die Risikovorsorge daher auf € 2.476 angehoben. Die **Coverage-ratio** der zinslosgestellten Kredite haben wir infolge der erhöhten Volatilität auf der Risikovorsorgeseite gegenüber Ende 2001 auf 101% erhöht.

Im dritten Quartal haben wir nach dem Halbjahr weitere Veräußerungsgewinne erzielt und uns von nicht-strategischen Beteiligungen getrennt: Das **Finanzanlageergebnis** erreicht nach neun Monaten € 970 Mio (Vorjahr € -11 Mio).

Das **Ergebnis vor Steuern** beträgt € 264 Mio (-75,8%), das **Ergebnis nach Steuern** € 126 Mio (-82,5%). Nach Fremdanteilen liegt der **Gewinn** bei € 97 Mio (-85,5%). Das bereinigte **IAS-Ergebnis je Aktie** beträgt € 0,49 (Vorjahreszeitraum € 1,57), die ebenfalls um Goodwillabschreibungen bereinigte **Eigenkapitalrentabilität** erreicht 1,8%.

Die **Risikoaktiva** wurden im Jahresverlauf kräftig um € 12,5 Mrd (-3,5%) u.a. durch Ausplatzierungsmaßnahmen verringert. Das Kreditvolumen ging um 2% auf € 445 Mrd zurück. Die **Kernkapitalquote** (BIZ) liegt bei 5,7% (2001: 6,0%).

Ausblick

Eine grundlegende Verbesserung ist bei den Erträgen bis zum Jahresende nicht zu erwarten, allerdings werden die eingeleiteten Kostensenkungsmaßnahmen die Aufwandsseite weiter deutlich entlasten. Das Kostensenkungsprogramm haben wir forciert. Sollten die Märkte – wovon wir ausgehen – schwach bleiben und außerordentliche Maßnahmen von uns nicht ergriffen werden, wäre die Dividende in Frage gestellt.

Analystenkonferenz morgen in München

12:00 Uhr

HypoVereinsbank AG, München
Arabellastraße 14
Raum "Großer Gartensaal"

Dr. Albrecht Schmidt und Dieter Rampl zur Strategie der HVB Group

Dr. Wolfgang Sprißler zum 9-Monatsergebnis

Die Konferenz wird per Internet übertragen (www.hvbgroup.com/ir)

Wir bieten ebenfalls die Möglichkeit an, über Telefon die Konferenz zu verfolgen

Einwahlnummern

Deutschland 0049-(0)69-50070270
International 0044-2082408242

Die wichtigsten Ergebnisse

	1.1.- 30.9.2002	2001
KENNZAHLEN (IN %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	1,8	6,5
Eigenkapitalrentabilität nach Steuern	0,7	4,9
Cost-Income-Ratio (gemesssen an den operativen Erträgen)	73,2	68,5
Anteil Provisionsüberschuss an den operativen Erträgen	26,7	25,5
ERFOLGSZAHLEN	**1.1.- 30.9.2002**	**1.1.-30.9.2001**
Betriebsergebnis (in Mio €)	- 443	1.368
Ergebnis vor Steuern (in Mio €)	264	1.093
Ergebnis nach Steuern (in Mio €)	126	722
IAS-Ergebnis je Aktie (in €)	0,18	1,24
IAS-Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,49	1,57
BILANZZAHLEN (in Mrd €)	**30.9.2002**	**31.12.2001**
Bilanzsumme	714,2	728,2
Kreditvolumen	445,0	454,3
Eigenkapital	17,3	25,1
BANKAUFSICHTSRECHTLICHE KAPITALKENNZAHLEN NACH BIZ	**30.9.2002**	**31.12.2001**
Kernkapital (in Mrd €)	20,2	21,7
Eigenmittel (in Mrd €)	35,4	41,5
Risikoaktiva (in Mrd €)	352,6	365,1
Kernkapitalquote (in %)	5,7	6,0
Eigenmittelquote (in %)	9,2	10,3
Aktie	**1.1. -30.9.2002**	**2001**
Börsenkurs Stichtag (in €)	13,42	34,32
Höchststand (in €)	42,55	68,06
Tiefststand (in €)	13,42	27,40
Börsenkapitalisierung Stichtag (in Mrd €)	7,2	18,4
	30.9.2002	**31.12.2001**
Mitarbeiter	66.763	69.520
Geschäftsstellen	2.092	2.238

Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2002

in Mio €	Notes	1.1. – 30.9. 2002	1.1.- 30.9. 2001	Veränderung in Mio €	in %
Zinserträge		24.983	30.307	- 5.324	- 17,6
Zinsaufwendungen		19.997	25.020	- 5.023	- 20,1
Zinsüberschuss	2	4.986	5.287	- 301	- 5,7
Kreditrisikovorsorge	3	2.476	1.335	1.141	85,5
Zinsüberschuss nach Kreditrisikovorsorge		2.510	3.952	- 1.442	- 36,5
Provisionserträge		2.472	2.650	- 178	- 6,7
Provisionsaufwendungen		446	478	- 32	- 6,7
Provisionsüberschuss	4	2.026	2.172	- 146	- 6,7
Handelsergebnis	5	493	475	18	3,8
Verwaltungsaufwand	6	5.545	5.735	- 190	- 3,3
Saldo sonstige betriebliche Erträge/ Aufwendungen	7	73	504	- 431	- 85,5
Betriebsergebnis		**- 443**	**1.368**	**- 1.811**	**>-100,0**
Finanzanlageergebnis		970	- 11	981	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		164	172	- 8	- 4,7
Saldo übrige Erträge/Aufwendungen	8	- 99	- 92	- 7	- 7,6
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**264**	**1.093**	**- 829**	**- 75,8**
Ertragsteuern		138	371	- 233	- 62,8
Ergebnis nach Steuern		**126**	**722**	**- 596**	**- 82,5**
Fremdanteile am Ergebnis		- 29	- 55	26	47,3
Gewinn		**97**	**667**	**- 570**	**- 85,5**

in €		1.1. – 30.9. 2002	1.1.-30.9. 2001
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	0,49	1,57
Ergebnis je Aktie	9	0,18	1,24

Bilanz zum 30. September 2002

AKTIVA in Mio €	Notes	30.9.2002	31.12.2001	Veränderung in Mio €	in %
Barreserve		7.867	8.036	- 169	- 2,1
Handelsaktiva	10	77.794	69.210	8.584	12,4
Forderungen an Kreditinstitute	11	89.836	89.499	337	0,4
darunter:					
Hypothekendarlehen		392	384	8	2,1
Kommunalkredite		22.665	23.395	- 730	- 3,1
Forderungen an Kunden	11	417.963	431.060	- 13.097	- 3,0
darunter:					
Hypothekendarlehen		174.997	174.607	390	0,2
Kommunalkredite		61.844	64.477	- 2.633	- 4,1
Risikovorsorge	12	- 14.193	- 12.852	- 1.341	- 10,4
Finanzanlagen	13	104.954	114.493	- 9.539	- 8,3
Sachanlagen		3.960	4.736	- 776	- 16,4
Immaterielle Vermögenswerte		3.501	3.634	- 133	- 3,7
Sonstige Aktiva		22.478	20.354	2.124	10,4
SUMME DER AKTIVA		**714.160**	**728.170**	**- 14.010**	**- 1,9**

Bilanz zum 30. September 2002

PASSIVA in Mio €	Notes	30.9.2002	31.12.2001	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	14	146.732	145.170	1.562	1,1
darunter : begebene Hypotheken- und öffentliche Namenspfandbriefe		11.535	10.546	989	9,4
Verbindlichkeiten gegenüber Kunden	15	204.309	215.404	- 11.095	- 5,2
darunter: begebene Hypotheken- und öffentliche Namenspfandbriefe		43.165	43.742	- 577	- 1,3
Verbriefte Verbindlichkeiten	16	244.187	256.421	- 12.234	- 4,8
darunter: Hypothekenpfandbriefe und öffentliche Pfandbriefe		139.793	136.028	3.765	2,8
Handelspassiva		44.495	29.150	15.345	52,6
Rückstellungen	17	9.442	9.490	- 48	- 0,5
Sonstige Passiva		22.364	20.888	1.476	7,1
Nachrangkapital	18	23.770	23.487	283	1,2
Anteile in Fremdbesitz		1.592	3.050	- 1.458	- 47,8
Eigenkapital		17.269	25.110	- 7.841	- 31,2
Gezeichnetes Kapital		1.609	1.609	0	0,0
Kapitalrücklage		13.142	13.133	9	0,1
Gewinnrücklagen		4.225	4.326	- 101	- 2,3
Bewertungsänderungen von Finanzinstrumenten		- 1.804[1]	5.585	- 7.389	>-100,0
Konzerngewinn 2001		0	457	- 457	>-100,0
Gewinn 1.1.-30.9.2002		97	0	97	>+100,0
SUMME DER PASSIVA		**714.160**	**728.170**	**- 14.010**	**- 1,9**

[1] per 21.10.2002 war die AfS-Rücklage wieder positiv

Angaben zur Gewinn- und Verlustrechnung

Segmentberichterstattung - Erfolgsentwicklung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss								
1.1.- 30.9.2002	1.792	1.517	1.093	914	57	- 8	- 379	4.986
3/4 von 2001	1.810	1.529	1.186	1.227	66	- 6	- 314	5.498
Kreditrisikovorsorge								
1.1.- 30.9.2002	697	407	681	677	14	0	0	2.476
3/4 von 2001	443	478	445	301	17	- 105	- 23	1.556
Provisionsüberschuss								
1.1.- 30.9.2002	706	693	81	351	306	1	- 112	2.026
3/4 von 2001	890	668	50	353	332	--	- 135	2.158
Handelsergebnis								
1.1.- 30.9.2002	2	22	- 3	423	2	--	47	493
3/4 von 2001	15	77	- 1	290	1	--	62	444
Verwaltungsaufwand								
1.1.- 30.9.2002	2.124	1.687	424	919	309	29	53	5.545
3/4 von 2001	2.129	1.840	475	1.010	329	38	- 20	5.801
Saldo sonstige betriebliche Erträge/Aufwendungen								
1.1.- 30.9.2002	17	12	22	24	- 3	- 5	6	73
3/4 von 2001	11	26	44	4	285	1	- 7	364
Betriebsergebnis								
1.1.- 30.9.2002	- 304	150	88	116	39	- 41	- 491	- 443
3/4 von 2001	154	- 18	359	563	338	62	- 351	1.107
Finanzanlageergebnis								
1.1.- 30.9.2002	- 23	- 21	35	- 23	- 2	--	1.004	970
3/4 von 2001	- 1	- 8	53	- 30	--	- 104	488	398

Abschreibungen auf Geschäfts- oder Firmenwerte								
1.1.- 30.9.2002	22	54	3	42	12	--	31	164
3/4 von 2001	100	53	2	38	11	--	37	241
Saldo übrige Erträge/Aufwendungen								
1.1.- 30.9.2002	- 2	- 2	- 1	- 8	- 1	- 75	- 10	- 99
3/4 von 2001	- 10	- 8	- 4	- 5	- 1	- 52	- 22	- 102
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
1.1.- 30.9.2002	- 351	73	119	43	24	- 116	472	264
3/4 von 2001	43	- 87	406	490	326	- 94	78	1.162
darunter: Bank Austria-Gruppe								
1.1.- 30.9.2002		73		39	13		23	148
3/4 von 2001		- 87		187	10		130	240

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	HVB Real Estate	HVB Corporates and Markets	HVB Wealth Management	Workout Immobilien [1]	Konzern
Cost-Income-Ratio (auf Basis der operativen Erträge)							
1.1.- 30.9.2002	84,4	75,2	35,5	53,7	85,4	--	73,2
1.1.- 31.12.2001	78,1	80,0	37,1	53,9	48,1	--	68,5
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)							
1.1.- 30.9.2002	- 6,2	3,5	2,3	1,8	11,8	--	1,8
1.1.- 31.12.2001	3,2	- 1,1	6,8	10,3	127,5	--	6,5
Eigenkapitalrentabilität nach Steuern							
1.1.- 30.9.2002	- 4,7	1,3	1,6	0,8	4,8	--	0,7
1.1.- 31.12.2001	0,7	- 3,2	6,7	9,2	121,3	--	4,9

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig